Exhibit 99.1

Constellium Reports Fourth Quarter and Full Year 2021 Results

Paris, February 23, 2022 – Constellium SE (NYSE: CSTM) today reported results for the fourth quarter and full year ended December 31, 2021.

Fourth quarter 2021 highlights:

•	Shipments of 385 thousand metric tons, up 3% compared to Q4 2020

•	Revenue of €1.7 billion, up 37% compared to Q4 2020

•	Net income of €7 million compared to net income of €26 million in Q4 2020

•	Adjusted EBITDA of €147 million, up 33% compared to Q4 2020

•	Cash from Operations of €118 million and Free Cash Flow of €14 million

•	Redeemed $200 million of 5.875% Senior Notes due 2026 in November

Full year 2021 highlights:

•	Shipments of 1.6 million metric tons, up 10% compared to 2020

•	Revenue of €6.2 billion, up 26% compared to 2020

•	Net income of €262 million compared to a net loss of €17 million in 2020

•	Adjusted EBITDA of €581 million, up 25% compared to 2020

•	Cash from Operations of €357 million and Free Cash Flow of €135 million

•	Net debt / LTM Adjusted EBITDA of 3.4x at December 31, 2021

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered a strong finish to 2021, and I want to thank each of our 12,000 employees for their commitment and relentless focus on safety and serving our customers. 2021 was another year of challenges and uncertainties brought by the COVID-19 crisis, including inflationary pressures across the business, weakness in aerospace demand, semiconductor shortages in automotive and other supply chain issues. Despite these challenges, we achieved record Adjusted EBITDA of €581 million, including record results in both P&ARP and AS&I. We generated solid Free Cash Flow of €135 million and reduced our leverage to 3.4x.”

“Looking ahead to 2022, we expect demand to remain strong in our packaging and industrial markets. We are starting to see the beginnings of a recovery in aerospace demand and expect year over year growth in shipments in the coming quarters. In automotive, we expect demand to remain low to start the year as the semiconductor shortage persists and to improve in the second half of the year. We are expecting inflationary pressures to continue at an elevated level throughout 2022, though we are confident in our ability to offset most of the impact with improved pricing and our relentless focus on cost control,” Mr. Germain continued.

Mr. Germain concluded, “Based on our current outlook, we expect Adjusted EBITDA of €600 million to €620 million and Free Cash Flow in excess of €150 million in 2022. In April, we will hold our Analyst Day at our Muscle Shoals facility in Alabama, where we expect to update you on our businesses, detail our plans for the future, establish new long-term guidance and present our 2030 sustainability strategy.”

•    Group Summary

	Q4 2021	Q4 2020	Var.	FY 2021	FY 2020	Var.
Shipments (k metric tons)	385	374	3%	1,571	1,431	10%
Revenue (€ millions)	1,706	1,243	37%	6,152	4,883	26%
Net income / (loss) (€ millions)	7	26	n.m.	262	(17)	n.m.
Adjusted EBITDA (€ millions)	147	111	33%	581	465	25%
Adjusted EBITDA per metric ton (€)	382	296	29%	370	325	14%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the fourth quarter of 2021, shipments of 385 thousand metric tons increased 3% compared to the fourth quarter of 2020 due to higher shipments in the Aerospace & Transportation segment. Revenue of €1.7 billion increased 37% compared to the fourth quarter of the prior year mostly due to higher metal prices. Net income of €7 million decreased €19 million compared to net income of €26 million in the fourth quarter of 2020. Adjusted EBITDA of €147 million increased 33% compared to the fourth quarter of last year due to improved results in each of our segments.

For the full year of 2021, shipments of 1.6 million metric tons increased 10% compared to the full year of 2020 on higher shipments in each of our segments. Revenue of €6.2 billion increased 26% compared to the full year of 2020 primarily due to higher metal prices and higher shipments, partially offset by weaker mix. Net income of €262 million compares to a net loss of €17 million in the full year of 2020. Adjusted EBITDA of €581 million increased 25% compared to the full year of 2020 on improved results in each of our segments.

•    Results by Segment

•    Packaging & Automotive Rolled Products (P&ARP)

	Q4 2021	Q4 2020	Var.	FY 2021	FY 2020	Var.
Shipments (k metric tons)	272	271	0%	1,104	1,019	8%
Revenue (€ millions)	1,037	745	39%	3,698	2,734	35%
Adjusted EBITDA (€ millions)	88	82	7%	344	291	18%
Adjusted EBITDA per metric ton (€)	323	302	7%	312	286	9%

For the fourth quarter of 2021, Adjusted EBITDA increased 7% compared to the fourth quarter of 2020 primarily due to favorable metal costs, partially offset by higher operating costs and unfavorable mix. Shipments of 272 thousand metric tons were stable compared to the fourth quarter of last year on higher shipments of packaging and specialty rolled products offset by lower automotive rolled products. Revenue of €1.0 billion increased 39% compared to the fourth quarter of 2020 primarily due to higher metal prices.

For the full year of 2021, Adjusted EBITDA of €344 million increased 18% compared to the full year of 2020 primarily due to higher shipments, solid cost control and favorable metal costs, partially offset by weaker mix and unfavorable foreign exchange translation. Shipments of 1.1 million metric tons increased 8% compared to the full year of 2020 on higher shipments of packaging, automotive and specialty rolled products. Revenue of €3.7 billion increased 35% compared to the full year of 2020 primarily due to higher metal prices and higher shipments.

•    Aerospace & Transportation (A&T)

	Q4 2021	Q4 2020	Var.	FY 2021	FY 2020	Var.
Shipments (k metric tons)	53	43	24%	206	183	13%
Revenue (€ millions)	321	214	50%	1,142	1,025	11%
Adjusted EBITDA (€ millions)	30	13	142%	111	106	5%
Adjusted EBITDA per metric ton (€)	579	296	95%	539	580	(7)%

For the fourth quarter of 2021, Adjusted EBITDA increased 142% compared to the fourth quarter of 2020 primarily due to higher shipments on strong transportation, industry and defense (TID) demand and improved TID pricing, partially offset by higher operating costs. Shipments of 53 thousand metric tons increased 24% compared to the fourth quarter of 2020 on higher TID shipments. Revenue of €321 million increased 50% compared to the fourth quarter of 2020 on higher metal prices and higher shipments.

For the full year of 2021, Adjusted EBITDA of €111 million increased 5% compared to the full year of 2020 primarily due to higher TID shipments and strong cost control, partially offset by weaker mix from lower aerospace shipments. Shipments of 206 thousand metric tons increased 13% compared to the full year of 2020 as higher shipments of TID rolled products more than offset lower shipments of aerospace rolled products. Revenue of €1.1 billion increased 11% compared to the full year of 2020 primarily due to higher metal prices and higher shipments, partially offset by weaker mix.

•    Automotive Structures & Industry (AS&I)

	Q4 2021	Q4 2020	Var.	FY 2021	FY 2020	Var.
Shipments (k metric tons)	60	60	1%	261	229	14%
Revenue (€ millions)	362	299	21%	1,383	1,167	19%
Adjusted EBITDA (€ millions)	31	22	45%	142	88	63%
Adjusted EBITDA per metric ton (€)	519	360	44%	545	382	43%

For the fourth quarter of 2021, Adjusted EBITDA increased 45% compared to the fourth quarter of 2020 primarily due to stronger industry mix, partially offset by higher operating costs. Shipments of 60 thousand metric tons were stable compared to the fourth quarter of 2020 as higher shipments of other extruded products were largely offset by lower shipments of automotive extruded products. Revenue of €362 million increased 21% compared to the fourth quarter of 2020 primarily due to higher metal prices.

For the full year of 2021, Adjusted EBITDA of €142 million increased 63% compared to the full year of 2020 primarily due to higher shipments, improved price and mix, and solid cost control. Shipments of 261 thousand metric tons increased 14% compared to the full year of 2020 on higher shipments of automotive and other extruded products. Revenue of €1.4 billion increased 19% compared to the full year of 2020 primarily due to higher metal prices and higher shipments, partially offset by weaker mix caused by lower automotive.

•    Net Income

For the fourth quarter of 2021, net income of €7 million compares to net income of €26 million in the fourth quarter of the prior year. The decrease in net income is primarily related to higher selling and administrative expenses, an unfavorable change in gains and losses on derivatives related to our metal hedging positions, a loss on pension plan amendments resulting from an unfavorable judicial outcome, and higher finance costs and tax expense, partially offset by higher gross profit in 2021 and impairments recorded in 2020.

For the full year of 2021, net income of €262 million compares to a net loss of €17 million in the prior year. The increase in net income is primarily related to higher gross profit, a favorable change in gains and losses on derivatives related to our metal hedging positions and impairments recorded in 2020, partially offset by higher selling and administrative expenses, a loss on pension plan amendments resulting from an unfavorable judicial outcome and higher tax expense.

•    Cash Flow

Free Cash Flow was €135 million in the full year of 2021 compared to €157 million in the prior year. The change was primarily due to an unfavorable change in working capital as shipments rebounded and higher capital expenditures, partially offset by stronger Adjusted EBITDA.

Cash flows from operating activities were €357 million for the full year of 2021 compared to cash flows from operating activities of €334 million in the prior year. Constellium decreased derecognized factored receivables by €53 million for the full year of 2021 compared to a decrease of €65 million in the prior year.

Cash flows used in investing activities were €221 million for the full year of 2021 compared to cash flows used in investing activities of €176 million in the prior year.

Cash flows used in financing activities were €435 million for the full year of 2021 compared to cash flows from financing activities of €101 million in the prior year. In 2021, Constellium issued $500 million of 3.75% Sustainability-Linked Senior Notes due 2029 and €300 million of 3.125% Sustainability-Linked Senior Notes due 2029 and used the proceeds and cash on the balance sheet to redeem $650 million of 6.625% Senior Notes due 2025, $400 million of 5.75% Senior Notes due 2024 and $200 million of the 5.875% Senior Notes due 2026. In 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028 and used a portion of the proceeds to redeem the remaining balance of 4.625% Senior Notes due 2021. In 2020, Constellium also entered into a €180 million loan partially guaranteed by the French State and a CHF 20 million facility partially guaranteed by the Swiss Government.

•    Liquidity and Net Debt

Liquidity at December 31, 2021 was €773 million, comprised of €147 million of cash and cash equivalents and €626 million available under our committed lending facilities and factoring arrangements.

Net debt was €1,981 million at December 31, 2021 compared to €1,994 million at December 31, 2020.

•    Outlook

Based on our current outlook, we expect Adjusted EBITDA in the range of €600 million to €620 million in 2022.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•    Recent Developments

In accordance with the Company’s Articles of Association, Mr. Evans will step down as Chair of the Board of Directors at the Company’s next annual shareholders’ meeting and, following a decision of the Board, will be succeeded by his fellow director, Mr. Deslarzes. Mr. Germain said, “I would like to warmly thank Dick Evans for his leadership, guidance and oversight over the years which has contributed strongly to Constellium’s improved performance. I am also looking forward to working with Jean-Christophe Deslarzes who will bring his own wealth of experience and expertise to this role.”

•    Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•    About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including packaging, automotive and aerospace. Constellium generated €6.2 billion of revenue in 2021.

Constellium’s earnings materials for the fourth quarter and full year ended December 31, 2021, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2021	2020	2021	2020
Revenue	1,706	1,243	6,152	4,883
Cost of sales	(1,551)	(1,109)	(5,488)	(4,393)

Gross profit	155	134	664	490

Selling and administrative expenses	(71)	(59)	(258)	(237)
Research and development expenses	(9)	(10)	(39)	(39)
Other gains and losses - net	(25)	(9)	117	(89)

Income from operations	50	56	484	125

Finance costs - net	(41)	(35)	(167)	(159)

Income / (loss) before tax	9	21	317	(34)

Income tax (expense) / benefit	(2)	5	(55)	17

Net income / (loss)	7	26	262	(17)

Net income attributable to:
Equity holders of Constellium	7	24	257	(21)
Non-controlling interests	—	2	5	4

Net income / (loss)	7	26	262	(17)

Earnings per share attributable to the equity holders of Constellium, (in Euros)
Basic	0.05	0.18	1.82	(0.15)
Diluted	0.05	0.17	1.75	(0.15)
Weighted average number of shares, (in thousands)
Basic	141,677	139,963	140,995	138,740
Diluted	147,170	145,142	147,170	138,740

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	7	26	262	(17)

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	20	33	114	(20)
Income tax on remeasurement on post-employment benefit obligations	(2)	(7)	(16)	5
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedges	(3)	14	(17)	26
Income tax on hedges	1	(3)	4	(7)
Currency translation differences	12	(8)	34	(18)

Other comprehensive income / (loss)	28	29	119	(14)

Total comprehensive income / (loss)	35	55	381	(31)

Attributable to:
Equity holders of Constellium	34	54	374	(34)
Non-controlling interests	1	1	7	3

Total comprehensive income / (loss)	35	55	381	(31)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At December 31, 2021	At December 31, 2020
Assets
Current assets
Cash and cash equivalents	147	439
Trade receivables and other	683	406
Inventories	1,050	582
Other financial assets	58	39

	1,938	1,466

Non-current assets
Property, plant and equipment	1,948	1,906
Goodwill	451	417
Intangible assets	58	61
Deferred tax assets	162	193
Trade receivables and other	55	68
Other financial assets	12	18

	2,686	2,663

Total Assets	4,624	4,129

Liabilities
Current liabilities
Trade payables and other	1,377	905
Borrowings	258	92
Other financial liabilities	25	46
Income tax payable	34	20
Provisions	20	23

	1,714	1,086

Non-current liabilities
Trade payables and other	32	32
Borrowings	1,871	2,299
Other financial liabilities	6	41
Pension and other post-employment benefit obligations	599	664
Provisions	97	98
Deferred tax liabilities	14	10

	2,619	3,144

Total Liabilities	4,333	4,230

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(149)	(538)

Equity attributable to equity holders of Constellium	274	(115)
Non-controlling interests	17	14

Total Equity	291	(101)

Total Equity and Liabilities	4,624	4,129

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2021	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)
Net income	—	—	—	—	—	—	257	257	5	262
Other comprehensive income / (loss)	—	—	98	(13)	32	—	—	117	2	119

Total comprehensive income / (loss)	—	—	98	(13)	32	—	257	374	7	381

Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(4)	(4)

At December 31, 2021	3	420	(94)	(4)	19	83	(153)	274	17	291

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total	Non-controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(21)	(21)	4	(17)
Other comprehensive (loss) / income	—	—	(15)	19	(17)	—	—	(13)	(1)	(14)

Total comprehensive (loss) / income	—	—	(15)	19	(17)	—	(21)	(34)	3	(31)

Share-based compensation	—	—	—	—	—	15	—	15	—	15
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2020	3	420	(192)	9	(13)	68	(410)	(115)	14	(101)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	7	26	262	(17)
Adjustments
Depreciation and amortization	72	63	267	259
Impairment of assets	—	29	—	43
Pension and other post-employment benefits service costs	39	8	64	34
Finance costs - net	41	35	167	159
Income tax expense / (benefit)	2	(5)	55	(17)
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	32	(16)	(36)	(18)
Losses on disposal	2	2	3	4
Other - net	3	3	11	19
Change in working capital
Inventories	(101)	13	(435)	63
Trade receivables	30	48	(227)	36
Trade payables	40	(58)	396	(38)
Other	(10)	(33)	5	(10)
Change in provisions	—	(2)	(7)	1
Pension and other post-employment benefits paid	(9)	(18)	(43)	(53)
Interest paid	(29)	(22)	(128)	(140)
Income tax (paid) / refunded	(1)	(2)	3	9

Net cash flows from operating activities	118	71	357	334

Purchases of property, plant and equipment	(104)	(44)	(232)	(182)
Property, plant and equipment grants received	—	1	10	5
Proceeds from disposals, net of cash	1	—	1	1

Net cash flows used in investing activities	(103)	(43)	(221)	(176)

Proceeds from issuance of Senior Notes	—	—	712	290
Repayments of Senior Notes	(178)	—	(1,041)	(200)
Repayments of U.S. revolving credit facilities	—	—	—	(129)
Proceeds from other borrowings	(2)	—	—	202
Repayments of other borrowings	(6)	(3)	(16)	(10)
Lease repayments	(7)	(10)	(32)	(35)
Payment of financing costs and redemption fees	(2)	—	(30)	(9)
Transactions with non-controlling interests	—	—	(2)	—
Other financing activities	1	(8)	(26)	(8)

Net cash flows (used in) / from financing activities	(194)	(21)	(435)	101

Net (decrease) / increase in cash and cash equivalent	(179)	7	(299)	259
Cash and cash equivalents - beginning of year	323	432	439	184
Effect of exchange rate changes on cash and cash equivalents	3	—	7	(4)

Cash and cash equivalents - end of year	147	439	147	439

SEGMENT ADJUSTED EBITDA

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2021	2020	2021	2020
P&ARP	88	82	344	291
A&T	30	13	111	106
AS&I	31	22	142	88
Holdings and Corporate	(2)	(6)	(16)	(20)

Total	147	111	581	465

SHIPMENTS AND REVENUE BY PRODUCT LINE

	Three months ended December 31,		Year ended December 31,
(in k metric tons)	2021	2020	2021	2020
Packaging rolled products	211	201	833	785
Automotive rolled products	51	62	228	207
Specialty and other thin-rolled products	10	8	43	27
Aerospace rolled products	14	14	53	78
Transportation, industry, defense and other rolled products	39	29	153	105
Automotive extruded products	26	31	115	108
Other extruded products	34	29	146	121

Total shipments	385	374	1,571	1,431

(in millions of Euros)
Packaging rolled products	776	517	2,673	1,960
Automotive rolled products	217	197	854	663
Specialty and other thin-rolled products	44	31	171	111
Aerospace rolled products	110	85	389	560
Transportation, industry, defense and other rolled products	211	129	753	465
Automotive extruded products	191	183	735	665
Other extruded products	171	116	648	502
Other and inter-segment eliminations	(14)	(15)	(71)	(43)

Total revenue	1,706	1,243	6,152	4,883

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2021	2020	2021	2020
Net income / (loss)	7	26	262	(17)
Income tax expense / (benefit)	2	(5)	55	(17)

Income / (loss) before tax	9	21	317	(34)
Finance costs - net	41	35	167	159

Income from operations	50	56	484	125
Depreciation and amortization	72	63	267	259
Impairment of assets	—	29	—	43
Restructuring costs	—	—	3	13
Unrealized losses / (gains) on derivatives	32	(17)	(35)	(16)
Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net	—	—	(1)	(1)
Losses / (gains) on pension plan amendments (A)	30	—	32	2
Share based compensation costs	4	4	15	15
Metal price lag (B)	(43)	(25)	(187)	8
Start-up and development costs (C)	—	—	—	5
Losses on disposal	2	2	3	4
Other (D)	—	(1)	—	8

Adjusted EBITDA	147	111	581	465

(A)

In the year ended December 31, 2021, the group recognized a loss of €31 million from past service cost following an adverse decision of the Fourth Circuit Court in the dispute between Constellium Rolled Products Ravenswood, LLC and the United Steelworkers Local Union 5668 over the transfer of certain participants in the Constellium Rolled Products Ravenswood Retiree Medical and Life Insurance Plan to a third-party health network.

(B)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium’s Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the year.

(C)	Start-up and development costs, for the year ended December 31, 2020, were related to new projects in our AS&I operating segment.
(D)

Other, for the year ended December 31, 2020, included €2 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the COVID-19 pandemic and a €6 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended December 31,		Year ended December 31,
(in millions of Euros)	2021	2020	2021	2020
Net cash flows from operating activities	118	71	357	334
Purchases of property, plant and equipment	(104)	(44)	(232)	(182)
Property, plant and equipment grants received	—	1	10	5

Free Cash Flow	14	28	135	157

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2021	At December 31, 2020
Borrowings	2,129	2,391
Fair value of net debt derivatives, net of margin calls	(1)	42
Cash and cash equivalents	(147)	(439)

Net debt	1,981	1,994

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.